Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2026

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	€143,353	€116,060	€374,674	€278,213
Revenue from related party	49,160	49,516	129,139	150,739
Total revenue	192,513	165,576	503,813	428,952

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	7,572	3,981	21,526	9,369
Selling and marketing, including related party (1)(3)	145,403	128,090	404,538	362,266
Technology and content, including related party (1)(2)(3)	16,227	12,361	45,027	38,316
General and administrative, including related party (1)(3)	11,901	8,523	34,044	23,951
Amortization of intangible assets (2)	1,345	457	4,376	490
Operating income/(loss)	10,065	12,164	(5,698)	(5,440)

Other income/(expense)
Interest expense	(22)	(11)	(69)	(17)
Interest income	1,152	517	2,641	1,783
Other, net	(107)	3,464	(907)	3,945
Total other income, net	1,023	3,970	1,665	5,711

Income/(loss) before income taxes	11,088	16,134	(4,033)	271
Expense for income taxes	5,612	4,636	2,843	1,416
Income/(loss) before equity method investments	5,476	11,498	(6,876)	(1,145)
Loss from equity method investments	(61)	(471)	(149)	(2,125)
Net income/(loss)	€5,415	€11,027	€(7,025)	€(3,270)

Earnings per share available to common stockholders:
Basic	€0.02	€0.03	€(0.02)	€(0.01)
Diluted	0.01	0.03	(0.02)	(0.01)
Shares used in computing loss per share:
Basic	353,419	352,098	353,237	352,095
Diluted	382,278	357,462	353,237	352,095

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
(1) Includes share-based compensation as follows:
Cost of revenue	€34	€29	€101	€90
Selling and marketing	317	132	606	401
Technology and content	1,986	223	2,544	757
General and administrative	2,594	1,604	7,092	4,667

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€796	€787	€2,505	€2,338
Amortization of acquired technology and other assets included in amortization of intangible assets	1,345	457	4,376	490

(3) Includes related party expense as follows:
Selling and marketing	€—	€4	€6	€100
Technology and content	148	348	475	1,289
General and administrative	45	15	108	52
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income/(loss)	€5,415	€11,027	€(7,025)	€(3,270)
Other comprehensive income/(loss):
Currency translation adjustments, net	260	(427)	983	(1,014)
Net reclassification of foreign currency translation adjustments into total other, net	—	180	—	180
Total other comprehensive income/(loss)	260	(247)	983	(834)
Comprehensive income/(loss)	€5,675	€10,780	€(6,042)	€(4,104)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of September 30, 2026	As of December 31, 2025
Current assets:
Cash and cash equivalents	€70,648	€130,936
Restricted cash	120	135
Accounts receivable, net of allowance for credit losses of €876 and €838 at September 30, 2026 and December 31, 2025, respectively	81,887	42,680
Accounts receivable, related party	29,140	21,786
Short-term investments	69,227	11,876
Tax receivable	21	307
Prepaid expenses and other current assets	7,482	6,369
Total current assets	258,525	214,089

Property and equipment, net	8,714	8,810
Operating lease right-of-use assets	36,113	37,631
Deferred income taxes	4,863	2,438
Equity method investments	4,809	4,877
Investments and other assets	2,419	2,636
Intangible assets, net	70,744	74,171
Goodwill	14,300	13,797
TOTAL ASSETS	€400,487	€358,449

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€46,023	€34,142
Income taxes payable	3,876	6,867
Deferred revenue	6,839	3,927
Payroll liabilities	4,750	4,042
Accrued expenses and other current liabilities	10,414	10,504
Advances from travelers	66,714	34,535
Operating lease liability	2,651	2,486
Total current liabilities	141,267	96,503

Operating lease liability	32,239	33,856
Deferred income taxes	13,759	14,190
Other long-term liabilities	227	601

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized, Shares issued: 120,278,785 and 115,621,475, respectively Shares outstanding: 116,699,730 and 115,621,475, respectively	7,217	6,937
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding, respectively	142,486	142,486
Treasury stock at cost - Class A shares, 3,579,055 and nil shares, respectively	(3,175)	—
Reserves	701,478	692,845
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	17	(966)
Accumulated deficit	(757,335)	(750,310)
Total stockholders' equity	212,995	213,299
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€400,487	€358,449
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended September 30, 2026	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2026	€7,018	€142,486	€(1,326)	€696,922	€(762,750)	€(243)	€122,307	€204,414
Net income					5,415			5,415
Other comprehensive income (net of tax)						260		260
Share-based compensation expense				4,750				4,750
Issuance of common stock related to exercise of options and vesting of RSUs	199			343				542
Withholdings on net share settlements of equity awards				(537)				(537)
Repurchase of Class A common stock			(1,849)					(1,849)
Balance at September 30, 2026	€7,217	€142,486	€(3,175)	€701,478	€(757,335)	€17	€122,307	€212,995

Nine months ended September 30, 2026	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2026	€6,937	€142,486	€—	€692,845	€(750,310)	€(966)	€122,307	€213,299
Net loss					(7,025)			(7,025)
Other comprehensive income (net of tax)						983		983
Share-based compensation expense				9,787				9,787
Issuance of common stock related to exercise of options and vesting of RSUs	280			262				542
Withholdings on net share settlements of equity awards				(1,416)				(1,416)
Repurchase of Class A common stock			(3,175)					(3,175)
Balance at September 30, 2026	€7,217	€142,486	€(3,175)	€701,478	€(757,335)	€17	€122,307	€212,995

Three months ended September 30, 2025	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2025	€6,889	€142,486	€—	€689,934	€(775,827)	€(320)	€122,307	€185,469
Net income					11,027			11,027
Other comprehensive loss (net of tax)						(247)		(247)
Share-based compensation expense				1,781				1,781
Issuance of common stock related to exercise of options and vesting of RSUs	24			(24)				—
Withholdings on net share settlements of equity awards				(281)				(281)
Balance at September 30, 2025	€6,913	€142,486	€—	€691,410	€(764,800)	€(567)	€122,307	€197,749

Nine months ended September 30, 2025	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2025	€6,843	€142,486	€—	€687,232	€(761,530)	€267	€122,307	€197,605
Net loss					(3,270)			(3,270)
Other comprehensive loss (net of tax)						(834)		(834)
Share-based compensation expense				5,174				5,174
Issuance of common stock related to exercise of options and vesting of RSUs	70			(70)				—
Withholdings on net share settlements of equity awards				(926)				(926)
Balance at September 30, 2025	€6,913	€142,486	€—	€691,410	€(764,800)	€(567)	€122,307	€197,749
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating activities:
Net income/(loss)	€5,415	€11,027	€(7,025)	€(3,270)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,026	1,022	3,240	3,051
Amortization of intangible assets	1,345	457	4,376	490
Share-based compensation	4,931	1,988	10,343	5,915
Deferred income taxes	496	1,845	(2,706)	(1,948)
Gain on step acquisition	—	(3,246)	—	(3,246)
Other, net	330	297	1,468	1,377
Changes in operating assets and liabilities:
Accounts receivable, including related party	(6,287)	655	(46,655)	(28,331)
Prepaid expenses and other assets	1,351	3,622	(982)	3,405
Accounts payable	(11,682)	(8,453)	11,092	9,071
Taxes payable/receivable, net	2,027	2,267	(2,706)	3,615
Advances from travelers	(11,935)	(2,892)	29,922	(2,892)
Other changes in operating assets and liabilities, net	(112)	365	2,033	1,145
Net cash provided by/(used in) operating activities	(13,095)	8,954	2,400	(11,618)

Investing activities:
Business acquisition, net of cash acquired	—	(14,986)	—	(14,986)
Purchase of investments	(33,904)	—	(90,803)	—
Proceeds from sales and maturities of investments	6,083	3,409	34,820	3,409
Capital expenditures, including internal-use software and website development	(844)	(1,243)	(3,187)	(3,309)
Proceeds from receipt of tax credits	—	—	—	1,020
Other investing activities, net	18	(709)	31	(701)
Net cash used in investing activities	(28,647)	(13,529)	(59,139)	(14,567)

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(884)	(295)	(1,410)	(932)
Proceeds from exercise of option awards	542	—	542	—
Purchases of treasury stock	(1,849)	—	(3,175)	—
Other financing activities, net	(25)	(23)	(73)	(68)
Net cash used in financing activities	(2,216)	(318)	(4,116)	(1,000)

Effect of exchange rate changes on cash	155	(10)	552	(562)
Net decrease in cash, cash equivalents and restricted cash	(43,803)	(4,903)	(60,303)	(27,747)
Cash, cash equivalents and restricted cash at beginning of the period	114,571	111,243	131,071	134,087
Cash, cash equivalents and restricted cash at end of the period	€70,768	€106,340	€70,768	€106,340

Supplemental cash flow information:
Cash received for interest	€751	€508	€2,053	€1,768
Cash paid for taxes, net of (refunds)	3,095	482	8,278	8
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V. (“trivago,” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels and accommodations through online travel agencies (“OTAs”), hotel chains, and independent hotels. Through trivago DEALS, we also offer direct hotel booking services on various platforms. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. For our referral business, we generally employ a cost-per-click (“CPC”) pricing structure and also offer a cost-per-acquisition (“CPA”) pricing structure. Under the CPC model, advertisers control their own return on investment and the volume of lead traffic we generate for them. Under the CPA model, advertisers pay us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of September 30, 2026, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.0% and 83.9%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with Securities and Exchange Commission (“SEC”) rules. The condensed consolidated balance sheet as of December 31, 2025 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025, previously filed with the SEC.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, income taxes, and share-based compensation.
Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2026 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2025, except as updated below.
Consolidation
Following the acquisition of trivago DEALS in the third quarter of 2025, trivago consolidated the operating results of trivago DEALS on a one-month lag basis to facilitate the timely preparation of our consolidated financial statements. Effective with the quarter ended June 30, 2026, we eliminated the one-month reporting lag as trivago DEALS is now aligned with our reporting schedule. The elimination of the reporting lag represents a change in accounting principle which would ordinarily require retrospective application to prior periods after July 31, 2025 (representing the date of acquisition of trivago DEALS). We determined that the impact of not retrospectively applying this change was not material to our consolidated financial statements for those periods. Accordingly, we recognized the cumulative effect of the change in accounting principle within our unaudited condensed consolidated statements of operations for the periods ended June 30, 2026 and did not retrospectively apply the effects of this change to prior periods.
Adoption of new accounting pronouncements
Credit Losses. We did not elect to apply the practical expedient provided by ASU 2025-05. As such, there was no impact to our unaudited condensed consolidated financial statements for all periods in 2026.
Recent accounting pronouncements not yet adopted
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions to be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Internal-Use Software. In September 2025, the FASB issued ASU 2025-06, which updates the accounting guidance for costs incurred in the development of internal-use software. The new guidance eliminates the requirement to categorize costs by project stage and instead allows entities to capitalize costs when management has authorized and committed funding for a software project and it is probable the project will be completed and used as intended, unless significant development uncertainty exists. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2027, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

Government Grants. In December 2025, the FASB issued ASU 2025-10, which provides authoritative guidance on the recognition, measurement, and presentation of a grant received by a business entity from a government. The new guidance standardizes the GAAP treatment of grants, replacing ad hoc IAS 20/ASC 958 analogies and improving comparability. The update is effective for fiscal years beginning after December 15, 2029, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to the financial institutions holding our cash, cash equivalents, and short-term investments, as well as customers and third-party payment processors with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains, and independent hotels, as well as individual travelers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 26% of total revenues for both the three and nine months ended September 30, 2026, compared to 30% and 34% in the same periods in 2025. Expedia Group and its affiliates represent 26% and 34% of total accounts receivable as of September 30, 2026 and December 31, 2025, respectively.
Booking Holdings and its affiliates represent 36% of total revenues for both the three and nine months ended September 30, 2026, compared to 43% and 40% in the same periods in 2025. Booking Holdings and its affiliates represent 35% and 22% of total accounts receivable as of September 30, 2026 and December 31, 2025.
Deferred revenue
As of December 31, 2025, the deferred revenue balance was €3.9 million, €3.8 million of which was recognized as revenue during the nine months ended September 30, 2026.
Foreign currency transaction gains and losses
Foreign currency transaction gains and losses presented within net other income/(loss) for the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2026	2025	2026	2025
Foreign exchange gains/(losses), net	€(106)	€23	€(907)	€468

Note 3: Holisto Acquisition
On July 31, 2025, we exercised our share purchase option and acquired all remaining outstanding equity interests in Holisto Ltd. ("Holisto"). As a result, Holisto became our wholly owned and consolidated subsidiary and was subsequently renamed to trivago DEALS Ltd.
Supplemental Pro Forma Information
The following table presents unaudited supplemental pro forma consolidated revenue and net income/(loss) for the three and nine months ended September 30, 2025 as if the Holisto acquisition had occurred on January 1, 2024.

	Three months ended September 30,	Nine months ended September 30,
(in thousands)	2025	2025
Revenue	€171,832	€444,057
Net income/(loss)	5,177	(14,417)
The unaudited pro forma consolidated revenue reflects actual revenues prior to the Holisto acquisition, adjusted to eliminate intercompany transactions between trivago and Holisto that would have been eliminated had the entities been consolidated since January 1, 2024. The unaudited pro forma net income/(loss) is adjusted to (i) include amortization of acquired intangible assets and (ii) exclude the gain recognized from revaluing our previous equity interest and derecognizing the share purchase option upon completing the acquisition, net loss from the Holisto equity method investment, and intercompany transactions between trivago and Holisto.
The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of the period nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated costs savings from synergies or other operational improvements.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of September 30, 2026	Total	Level 1	Level 2
(in thousands)
Cash equivalents:
Money market funds	€14,122	€14,122	€—
Term deposits	30,000	—	30,000
Short-term investments:
Term deposits	69,227	—	69,227
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€114,700	€14,122	€100,578

As of December 31, 2025	Total	Level 1	Level 2
(in thousands)
Cash equivalents:
Term deposits	€80,000	€—	€80,000
Short-term investments:
Term deposits	11,876	—	11,876
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€93,227	€—	€93,227
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments, and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets, property and equipment, as well as our equity method investment, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	September 30, 2026	December 31, 2025
Prepaid advertising	€518	€289
Other prepaid expenses	5,448	5,179
Other assets	1,516	901
Total	€7,482	€6,369

Note 6: Property and equipment, net

(in thousands)	September 30, 2026	December 31, 2025
Building and leasehold improvements	€3,897	€4,151
Capitalized software and software development costs	37,227	34,799
Computer equipment	16,245	16,233
Furniture and fixtures	3,217	3,088
Subtotal	60,586	58,271
Less: accumulated depreciation	51,872	49,461
Property and equipment, net	€8,714	€8,810

Note 7: Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of September 30, 2026 and December 31, 2025:

(in thousands)	September 30, 2026	December 31, 2025
Goodwill	€14,300	€13,797
Intangible assets with indefinite lives	45,345	45,345
Intangible assets with definite lives, net	25,399	28,826
Total	€85,044	€87,968
The following table presents the changes in goodwill by reporting unit:

(in thousands)	trivago DEALS
Balance as of January 1, 2026	€13,797
Foreign exchange translation	503
Balance as of September 30, 2026	€14,300

Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
Our definite-lived intangible assets relate principally to acquired developed technology, trademarks, and partnership agreements from the acquisition of trivago DEALS.
The following table presents the components of our intangible assets with definite lives as of September 30, 2026:

	September 30, 2026			December 31, 2025
(in thousands)	Cost	(Accumulated amortization)	Net	Cost	(Accumulated amortization)	Net
Developed technology	€26,919	€(5,261)	€21,658	€25,971	€(1,459)	€24,512
Trademark/domain	485	(188)	297	468	(52)	416
Partnership and other agreements	4,281	(837)	3,444	4,130	(232)	3,898
Total	€31,685	€(6,286)	€25,399	€30,569	€(1,743)	€28,826
The amortization expense was €1.3 million and €4.4 million for the three and nine months ended September 30, 2026, respectively, as compared to €0.5 million for both 2025 comparative periods. The estimated future amortization expense related to intangible assets with definite lives as of September 30, 2026, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2026	€1,340
2027	5,362
2028	5,295
2029	5,200
2030	5,200
2031	3,002
Total	€25,399

Note 8: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
On June 26, 2026, our shareholders approved amendments to the 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares authorized for issuance under the plan from 80,161,948 to 114,998,673 Class A shares. This authorized amount does not include any additional Class A shares that may become available as a result of Class B share conversions. Class A shares issuable under the 2016 Omnibus Incentive Plan are represented by American Depositary Shares (“ADS”).

Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2026	2025	2026	2025
Equity classified awards	€4,750	€1,781	€9,787	€5,174
Liability classified awards	181	207	556	741
Total share-based compensation expense	€4,931	€1,988	€10,343	€5,915
Share-based award activity
The following table presents a summary of our share option activity for the nine months ended September 30, 2026:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2026	31,111,665	0.94
Granted	13,604,930	0.42
Exercised (1)	3,098,740	0.34
Expired	58,115	0.06
Balance as of September 30, 2026	41,559,740	0.82	6	24,791
(1) Inclusive of 1,225,580 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of September 30, 2026:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	33,399,740	0.93	7	19,383
Currently Exercisable	19,316,225	1.30	7	11,528

On July 9, 2026, 5,735,220 service-based Class A share options were granted to the founders of Holisto (trivago DEALS) in connection with the acquisition of Holisto, which was completed on July 31, 2025. One-third of the options vested on July 31, 2026 and the remainder will vest, subject to continued employment with trivago, in two equal annual increments thereafter.
On February 1, 2026, equity awards were granted to our managing directors consisting of service-based share options totaling 6,833,330 Class A shares, which vest annually in two equal increments beginning on June 30, 2028. Additionally, RSUs were granted totaling 7,958,380 Class A shares, which vest annually in two equal increments beginning on June 30, 2028, and an additional 6,563,620 Class A shares, which cliff vest on June 30, 2027.
The following table presents a summary of our restricted stock unit (RSU) activity for the nine months ended September 30, 2026:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2026	5,922,025	0.63
Granted	22,119,715	0.55
Vested (1)	4,411,875	0.68
Forfeited	393,420	0.62
Balance as of September 30, 2026	23,236,445	0.54	1
(1) Inclusive of 1,627,725 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 9: Income taxes
Income tax expense was €5.6 million during the three months ended September 30, 2026, compared to €4.6 million in the same period in 2025. The total weighted-average tax rate for the three months ended September 30, 2026 was 33.7%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended September 30, 2026 was 50.6%, compared to 28.7% in the same period in 2025. The change in the effective tax rate for the three months ended September 30, 2026 as compared to the same period in 2025 is primarily attributable to higher share-based compensation expense, which is not deductible for tax purposes, and the non-recurrence of the deferred tax benefit recognized in 2025 from the German statutory tax rate change.
Income tax expense was €2.8 million during the nine months ended September 30, 2026, compared to €1.4 million in the same period in 2025. Our effective tax rate for the nine months ended September 30, 2026 was (70.5)% compared to 522.5% in the same period in 2025. The change in the effective tax rate for the nine months ended September 30, 2026 as compared to the same period in 2025 is primarily attributable to the change from a pre-tax income position close to zero, which resulted in a disproportionately high effective tax rate in 2025, to a pre-tax loss position for the same period in 2026. Additionally, higher share-based compensation expense, which is not deductible for tax purposes, contributed to income tax expense despite the pre-tax loss in 2026.
The difference between the weighted average tax rate and the effective tax rate for the three and nine months ended September 30, 2026 was primarily the result of share-based compensation expense, which is not deductible for tax purposes.

Note 10: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion of one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of September 30, 2026, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to "Note 1 - Organization and basis of presentation" for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of September 30, 2026, had an ownership interest and voting interest of 8.0% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares program is one ADS to five Class A shares.
Treasury Stock
On April 30, 2026, our supervisory board authorized a program to repurchase up to €20 million in aggregate purchase price of our ADSs, with each ADS representing five Class A shares (the '2026 Share Buyback Program'). On May 29, 2026, our management board approved the implementation of 2026 Share Buyback Program. We may repurchase ADSs from time to time under this program, subject to our discretion as to timing, amount and price. The program does not have a fixed expiration date and does not obligate the Company to acquire any specific number of shares.
During the three and nine months ended September 30, 2026, we repurchased 1,919,965 and 3,579,055 Class A common shares, respectively, through open market transactions and these shares are held as treasury stock as of September 30, 2026.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. In periods when we recognize a net loss, we exclude the impact of outstanding stock-based awards from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
(€ thousands, except per share data)	2026	2025	2026	2025
Numerator:
Net income/(loss)	€5,415	€11,027	€(7,025)	€(3,270)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	353,419	352,098	353,237	352,095
Diluted	382,278	357,462	353,237	352,095

Net income/(loss) per share:
Basic	€0.02	€0.03	€(0.02)	€(0.01)
Diluted	0.01	0.03	(0.02)	(0.01)
For the three months ended September 30, 2026 and 2025, approximately 8 million and 12 million of outstanding stock-based awards, respectively, have been excluded from the calculations of diluted net income per share because their effect would have been antidilutive. For the nine months ended September 30, 2026 and 2025, approximately 62 million and 34 million of outstanding stock-based awards, respectively, have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

Note 12: Commitments and contingencies
Legal proceedings
A class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. A pre-trial case management hearing took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. In 2025, the parties ceased the mediation procedures and continued the court proceedings. The plaintiff subsequently narrowed its claim to a single allegation concerning the presentation of recommended offers. We filed our statement of defense in May 2026, and the matter is in the discovery phase.

We have also received demand letters and arbitration demands from claimants alleging violations of the California Invasion of Privacy Act related to our use of certain website technologies. On March 18, 2026, an initial group of arbitration demands was filed with the American Arbitration Association and additional threatened claims have been asserted but not filed. We believe we have substantial defenses, including challenges to the enforceability of arbitration agreements for certain claimants and consent-related defenses for others. The proceedings are in early stages and no determinations have been made regarding whether the claims are subject to arbitration or the merits of the underlying allegations.

As losses arising from these legal proceedings were not considered probable, no amounts have been recognized as of September 30, 2026.

Guarantee
On July 7, 2026, we entered into a Limited Guarantee and Indemnity agreement with Stripe, LLC and its affiliates ("Stripe"), a third-party payment processor for trivago DEALS. The agreement guarantees (i) the due performance by trivago DEALS and its subsidiaries of their obligations under their payment processing agreement with Stripe, including to timely repay Stripe for any reimbursements due to travelers and (ii) indemnifies Stripe against losses arising from non-performance by trivago DEALS and its subsidiaries of such obligations, or from any such obligation becoming void or unenforceable against them. Our liability is limited to trivago DEALS' liability under its agreement with Stripe for payment processing services. We are unable to estimate the maximum potential amount of future payments we could be required to make since trivago DEALS' liability will be dependent on the volume of services used. The Guarantee is ongoing in nature and remains in effect until any sum payable by trivago DEALS under its agreement with Stripe is paid in full. No amounts have been demanded or paid and no liability was recognized as of September 30, 2026.

Gain contingency
On May 5, 2026, we filed an antitrust damages claim against Google before the Regional Court of Hamburg, Germany. The claim seeks damages for losses suffered by trivago as a result of Google's alleged anticompetitive self-preferencing practices in the hotel metasearch market. The outcome of the litigation is inherently uncertain, and there can be no assurance as to the timing, outcome, or ultimate recovery of proceeds, if any, from these proceedings. No amounts have been recognized as of September 30, 2026.

Note 13: Related party transactions
Expedia Group
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including brands Expedia, Hotels.com, Wotif and Vrbo. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Additionally, we entered into an agreement with Expedia, Inc. to provide marketing services, in exchange for commission on completed bookings. Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €49.2 million and €129.1 million for the three and nine months ended September 30, 2026, compared to €48.8 million and €145.4 million in the same periods in 2025, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue from Expedia Group represented 26% of our total revenue both for the three and nine months ended September 30, 2026, compared to 30% and 34% in the same periods in 2025, respectively.

The related party trade receivable balances with Expedia Group and its affiliates as of September 30, 2026 and December 31, 2025 were €29.1 million and €21.8 million, respectively.
For the three and nine months ended September 30, 2026 and 2025, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group. Effective July 31, 2026, the services and support agreement in connection with localizing content on our websites with Expedia Group International Holdings III, LLC (subsequently renamed to Expedia Travel Partner Services LLC), was terminated.
UBIO Limited
We have a commercial agreement with UBIO Limited to increase the number of directly bookable rates available on our website. The agreement includes an annual minimum commitment of €0.2 million (GBP 0.2 million). On May 14, 2026, we entered into an amendment to the agreement extending the term by six months, to December 31, 2026. Operating expenses related to this partner were €0.2 million and €0.4 million for the three and nine months ended September 30, 2026, compared to €0.2 million and €0.6 million in the same periods in 2025, respectively.
Holisto Limited
For the three and nine months ended September 30, 2025, related-party revenue, consisting mainly of click-through fees was €0.7 million and €5.3 million, respectively and operating expenses related to interface development services, were €0.1 million and €0.6 million, respectively.

Note 14: Segment information
Beginning in the third quarter of 2026, trivago DEALS met the quantitative thresholds for separate disclosure under ASC 280 and is therefore presented as a separate reportable segment. In prior periods, trivago DEALS was an operating segment that did not meet the quantitative thresholds and was included in other revenues. We now report four reportable segments: Developed Europe, Americas, Rest of World (collectively referred to as the trivago Core segments), and trivago DEALS. Prior period comparative segment information has been recast to present trivago DEALS as a separate reportable segment. The comparative periods continue to reflect the one-month reporting lag described in "Note 2 - Significant Accounting Policies." This change had no impact on our consolidated financial statements.
Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago Core operates.
Our Chief Operating Decision Makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our CODMs manage our business, make operating decisions, and evaluate operating performance. Our primary operating metric for the trivago Core segments is Return on Advertising Spend, ("ROAS") contribution, which is the difference between Referral Revenue before intersegment eliminations and Advertising Spend, and is an indicator of the efficiency of our advertising. ROAS contribution includes the allocation of Referral Revenue based on the domain of the website accessed or location of the user performing the search.
Our primary operating metric for the trivago DEALS segment is DEALS contribution, which is the difference between total DEALS revenue and DEALS direct costs before intersegment eliminations. DEALS direct costs consist of costs that mostly vary with transaction volume, namely transaction processing and verification costs, presented in cost of revenue expense, and traffic acquisition costs, presented in selling and marketing expense. The remaining trivago DEALS operating expenses (including certain cost of revenue and selling and marketing expenses) that are not reflected in DEALS contribution are included in the reconciliation of profit or loss below.

Our CODMs use ROAS contribution and DEALS contribution to allocate resources for the relevant associated reportable segments predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the trivago Core segments. The CODMs also use ROAS contribution and DEALS contribution to assess the performance for each relevant associated reportable segment.
Our trivago Core segment disclosures include intersegment Referral Revenue from our trivago DEALS segment which is measured at amounts that approximate fair value as if the transactions were between third parties. The revenue and corresponding expense are eliminated in consolidation.
The following tables present our segment information for the three and nine months ended September 30, 2026 and 2025. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our CODMs.

	Three months ended September 30, 2026
(€ thousands)	Developed Europe	Americas	Rest of World	trivago DEALS	Total
Referral Revenue from external customers, including related party	€79,954	€67,747	€29,745	€—	€177,446
DEALS revenue from external customers, including related party	—	—	—	13,986	13,986
Intersegment revenues	2,230	2,870	137	114	5,351
	€82,184	€70,617	€29,882	€14,100	€196,783

Reconciliation of revenue
Other revenues					1,081
Elimination of intersegment revenues					(5,351)
Total consolidated revenue					€192,513

Less:
trivago Core Advertising Spend	57,884	54,759	24,466
ROAS contribution	€24,300	€15,858	€5,416		€45,574
Less:
DEALS direct costs (1)				10,783
DEALS contribution				€3,317	3,317

Reconciliation of profit or loss:
Technology and content, including related party					(16,227)
General and administrative, including related party					(11,901)
Other profit and loss (2)					(10,698)
Interest expense					(22)
Interest income					1,152
Other, net					(107)
Income before income taxes					€11,088
(1) DEALS direct costs include costs that mostly vary with transaction volume including transaction processing and verification costs, which are presented in cost of revenue expense, as well as traffic acquisition costs, which are presented in selling and marketing expense.
(2) Other profit and loss consists of other revenues, cost of revenue expenses not included in DEALS direct costs, selling and marketing expenses not included in trivago Core Advertising Spend or DEALS direct costs, the intersegment elimination of trivago DEALS selling and marketing expenses, and amortization of intangible assets.

	Three months ended September 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	trivago DEALS	Total
Referral Revenue from external customers, including related party	€69,714	€58,840	€33,047	€—	€161,601
DEALS revenue from external customers, including related party	—	—	—	3,245	3,245
Intersegment revenues	427	1,453	64	48	1,992
	€70,141	€60,293	€33,111	€3,293	€166,838

Reconciliation of revenue
Other revenues					730
Elimination of intersegment revenues					(1,992)
Total consolidated revenue					€165,576

Less:
trivago Core Advertising Spend	49,686	44,532	27,781
ROAS contribution	€20,455	€15,761	€5,330		€41,546
Less:
DEALS direct costs (1)				2,141
DEALS contribution				€1,152	1,152

Reconciliation of profit or loss:
Technology and content, including related party					(12,361)
General and administrative, including related party					(8,523)
Other profit and loss (2)					(9,650)
Interest expense					(11)
Interest income					517
Other, net					3,464
Income before income taxes					€16,134
(1) DEALS direct costs include costs that mostly vary with transaction volume including transaction processing and verification costs, which are presented in cost of revenue expense, as well as traffic acquisition costs, which are presented in selling and marketing expense.
(2) Other profit and loss consists of other revenues, cost of revenue expenses not included in DEALS direct costs, selling and marketing expenses not included in trivago Core Advertising Spend or DEALS direct costs, the intersegment elimination of trivago DEALS selling and marketing expenses, and amortization of intangible assets.

	Nine months ended September 30, 2026
(€ thousands)	Developed Europe	Americas	Rest of World	trivago DEALS	Total
Referral Revenue from external customers, including related party	€203,141	€181,393	€79,188	€—	€463,722
DEALS revenue from external customers, including related party	—	—	—	37,068	37,068
Intersegment revenues	5,859	9,173	367	382	15,781
	€209,000	€190,566	€79,555	€37,450	€516,571

Reconciliation of revenue
Other revenues					3,023
Elimination of intersegment revenues					(15,781)
Total consolidated revenue					€503,813

Less:
trivago Core Advertising Spend	159,026	154,000	68,176
ROAS contribution	€49,974	€36,566	€11,379		€97,919
Less:
DEALS direct costs (1)				30,875
DEALS contribution				€6,575	6,575

Reconciliation of profit or loss:
Technology and content, including related party					(45,027)
General and administrative, including related party					(34,044)
Other profit and loss (2)					(31,121)
Interest expense					(69)
Interest income					2,641
Other, net					(907)
Loss before income taxes					€(4,033)
(1) DEALS direct costs include costs that mostly vary with transaction volume including transaction processing and verification costs, which are presented in cost of revenue expense, as well as traffic acquisition costs, which are presented in selling and marketing expense.
(2) Other profit and loss consists of other revenues, cost of revenue expenses not included in DEALS direct costs, selling and marketing expenses not included in trivago Core Advertising Spend or DEALS direct costs, the intersegment elimination of trivago DEALS selling and marketing expenses, and amortization of intangible assets.

	Nine months ended September 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	trivago DEALS	Total
Referral Revenue from external customers, including related party	€178,231	€156,545	€88,749	€—	€423,525
DEALS revenue from external customers, including related party	—	—	—	3,245	3,245
Intersegment revenues	427	1,453	64	48	1,992
	€178,658	€157,998	€88,813	€3,293	€428,762

Reconciliation of revenue
Other revenues					2,182
Elimination of intersegment revenues					(1,992)
Total consolidated revenue					€428,952

Less:
trivago Core Advertising Spend	134,756	133,412	74,759
ROAS contribution	€43,902	€24,586	€14,054		€82,542
Less:
DEALS direct costs (1)				2,141
DEALS contribution				€1,152	€1,152

Reconciliation of profit or loss:
Technology and content, including related party					(38,316)
General and administrative, including related party					(23,951)
Other profit and loss (2)					(26,867)
Interest expense					(17)
Interest income					1,783
Other, net					3,945
Income before income taxes					€271
(1) DEALS direct costs include costs that mostly vary with transaction volume including transaction processing and verification costs, which are presented in cost of revenue expense, as well as traffic acquisition costs, which are presented in selling and marketing expense.
(2) Other profit and loss consists of other revenues, cost of revenue expenses not included in DEALS direct costs, selling and marketing expenses not included in trivago Core Advertising Spend or DEALS direct costs, the intersegment elimination of trivago DEALS selling and marketing expenses, and amortization of intangible assets.